SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

08027461

.TEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENNY SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7711 CARONDELET AVENUE, SUITE 308
(No. and Street)

ST. LOUIS	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICK KOHNE (314) 726-4777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICK KOHNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENNY SECURTIES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RIA KAY BENEDICT
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: June 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNY SECURITIES CORPORATION

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2007

KENNY SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2007

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 23, 2008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc) (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I through V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

☑ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 23, 2008

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Kenny Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc.) (the Company) for the year ended December 31, 2007, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schuffel & Company, P.C.

EXHIBIT "A"

KENNY SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	142,013
Deposits with Clearing Organizations		110,405
Securities Held for Trading		13,161
Prepaid Expenses		7,974
Intercompany Receivable		474,884
Equipment and Leasehold Improvements, Net		7,179
Other Assets		4,900
TOTAL ASSETS	$	760,516

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:		
Common Stock, $0.01 Par Value, 100 Shares Authorized, 100 Shares Issued and Outstanding	$	1
Additional Paid-In Capital		726,004
Retained Earnings		34,511
Total Stockholder's Equity	$	760,516
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	760,516

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

KENNY SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	11,994
Professional Service Fees		671,720
Investment losses		(9,505)
Other Income		35,331
Total Revenues	$	709,540
EXPENSES:		
Employee Compensation and Benefits	$	329,633
Occupancy		58,656
Office Expense		24,497
Insurance		24,118
Professional Fees		25,281
Communication Expenses, Clearance and Other Fees		27,901
Interest Expense		1,232
Total Expenses	$	491,318
EARNINGS BEFORE INCOME TAXES	$	218,222
INCOME TAX PROVISION		47,138
NET INCOME	$	171,084

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

KENNY SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2006	100	$ 1	$ 726,004	$ (31,573)	$ 694,432
Net Income				171,084	171,084
Dividends Paid				(105,000)	(105,000)
Balances at December 31, 2007	100	$ 1	$ 726,004	$ 34,511	$ 760,516

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

KENNY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net Income	$	171,084
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:		
Depreciation Expense		426
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organizations		(4,282)
Securities Held for Trading		22,614
Prepaid Expenses		(2,230)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(10,876)
Net Cash from Operating Activities	$	176,736
Cash Flows from Financing Activities:		
Repayment from Parent Company and Affiliate	$	26,973
Dividends Paid		(105,000)
Net Cash from Financing Activities	$	(78,027)
Net Increase in Cash	$	98,709
Cash, Beginning of Year		43,304
Cash, End of Year	$	142,013
SUPPLEMENTAL INFORMATION		
Interest Paid	$	1,232
Income Tax Paid	$	47,138

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated in the state of Delaware and is registered to conduct business in ten states. The Company's operations are located in St. Louis, Missouri.

The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Securities Held for Trading

Securities held for trading include stock options & warrants valued at fair value. Fair value is based on quoted market prices. For those investments that are not actively quoted, fair value is derived using generally accepted industry valuation methods with a 60% discount. Unrealized gains and losses are reflected in revenues.

Equipment and Leasehold Improvements

The Company carries equipment and leasehold improvements at cost net of accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using both straight-line and accelerated methods. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Revenue Recognition

Commission revenues and related expenses on the sale of securities are recorded on a settlement date basis. Other fees and revenues are recorded when earned, together with related expenses.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax basis. At December 31, 2007, no deferred tax benefit has been recognized related to the Company's net operating loss carryforward. At this time, management does not believe the Company is likely to realize this future tax benefit.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $263,395 which was $163,395 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consists of the following at December 31, 2007:

Equipment	$ 77,073
Leasehold Improvements	8,155
	$ 85,228
Accumulated Depreciation	78,049
	$ 7,179

NOTE 6. LEASE COMMITMENTS

The Company leases its St. Louis office facility under an operating lease which expires in March, 2009. Total rent expense for the year ended December 31, 2007 was $58,656.

Future minimum lease payments required under the lease are as follows:

Year Ending December 31:

2008	$ 48,318
2009	12,079
TOTAL	$ 60,397

NOTE 7. RELATED PARTIES

The Parent Company, which is 100% shareholder of the Company, also owns 100% of the outstanding stock of Nicholson-Kenny Capital Management, Inc. ("affiliate"). The Company had the following related party transactions during 2007:

Due from Parent Company	$ 31,392
Due from affiliate	443,492

NOTE 8. CONCENTRATIONS

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2007, approximately 95% of the Company's revenue was derived from one customer.

NOTE 9. SIGNIFICANT ESITIMATE – SECURITIES HELD FOR TRADING

The securities held for trading account includes options on stock for which the underlying stock covered by the options, is in some cases, restricted. The fair market value of these options is estimated using generally accepted industry valuation methods. These estimates may be subject to significant changes in the near term. The near term is defined as the period of time within one year from the date of the financial statements.

Securities held for trading include the following investments whose fair values have been estimated, using the generally accepted industry methods at December 31, 2007:

Stock Options, at Estimated Fair Value	$ 518
Value Factor	40%
Net Estimated Fair Value	$ 207

SCHEDULE "I"

KENNY SECURITIES COPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity (From Statement of Financial Condition)	$	760,516
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid Expenses		7,974
Intercompany Receivable		474,884
Equipment and Leasehold Improvements, Net		7,179
Other Assets		4,900
Securities Held for Trading		247
Net Capital, Before Haircuts	$	265,332
Less Haircuts		1,937
Net Capital	$	263,395

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	100,000
Excess Net Capital	$	163,395
Ratio: Aggregate Indebtedness to Net Capital		0%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2007)

Net Capital as Reported in the Company's Part II-A Focus Report as of December 31, 2007 (unaudited)	$	263,085
Add: Increase in Allowable Assets		310
Net Capital, as of December 31, 2007	$	263,395

KENNY SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt under Section (k)(2)(ii) as a broker/dealer which does not carry customer accounts.

KENNY SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt as a broker/dealer which does not carry customer accounts.

SCHEDULE "IV"

KENNY SECURITIES CORPORATION
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2007

The Company has no liabilities subordinated to claims of general creditors.

SCHEDULE "V"

KENNY SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
DECEMBER 31, 2007

The Company was in compliance with the conditions of exemption.

END